Exhibit 99.2

26 March 2018

JD Sports Fashion Plc

Proposed Acquisition of The Finish Line, Inc.

JD Sports Fashion Plc (“JD” or the “Company”), the leading European retailer of sports, fashion and outdoor brands, announces that on 25 March 2018 it entered into a conditional acquisition agreement to acquire 100% of the issued share capital of The Finish Line, Inc. (“Finish Line”) at a price of $13.50 per Finish Line share in cash, valuing Finish Line’s total equity at approximately $558 million (approximately £396 million) (the “Acquisition”).

Finish Line is one of the largest retailers of premium multi-branded athletic footwear, apparel and accessories in the United States (“US”), the largest sportswear market in the world. Finish Line trades from 556 Finish Line branded retail stores across 44 US states and Puerto Rico in addition to a well-established multi-channel offering. Finish Line is also the exclusive retailer of athletic shoes, both in-store and online for Macy’s, one of the US’ premier retailers, operating 375 branded and 188 unbranded concessions within Macy’s stores.

The Acquisition offers the Company the opportunity to expand its market leading elevated proposition into the most significant global market. It immediately gains the benefit of a significant physical and online retail presence and increases the importance of the Company to its major international brand partners. On completion of the Acquisition, the Company will focus on bringing JD’s highly differentiated multi-channel retail proposition to the US market.

Highlights:

•	Finish Line is listed on the NASDAQ stock exchange with a market capitalisation of approximately $425 million (approximately £301 million) as at 23 March 2018, being the last practicable date prior to the publication of this announcement

•	For Finish Line’s year ended 25 February 2017, Finish Line had revenues of $1.84 billion (£1.30 billion) and a profit before tax of $54 million (£38 million). For Finish Line’s year ended 3 March 2018, Finish Line had revenues of $1.84 billion (£1.30 billion)

•	Finish Line employs around 3,700 full time and around 9,300 part-time staff

•	Finish Line’s Executive team will continue their involvement with the business following the Acquisition

•	The Acquisition is to be funded by way of a new revolving credit facility for JD and a new asset backed lending facility secured against Finish Line’s inventory and receivables

•	The Acquisition is expected to make a small incremental positive contribution to the Company’s results and earnings per share in the period to 2 February 2019

•	The Acquisition is subject to the approval of both JD and Finish Line shareholders

•	Completion is expected to take place no earlier than June 2018

Peter Cowgill, Executive Chairman of JD said:

“We are extremely excited to be joining up with Finish Line, a well-established US operator. The Acquisition represents an excellent opportunity for JD to establish its market leading multi-brand proposition in the world’s largest athleisure market. It immediately offers a major presence in the US, a clear next step to further increase our global scale. Finish Line has many similarities to JD with a strong bricks and mortar offering complemented by an advanced and well-invested digital platform. We are looking forward to working with Finish Line’s experienced management team to bring best in class retail theatre to the US. Our combined extensive knowledge of the retail market and our product and marketing relationships with global brand partners will benefit our customers, in turn supporting the continued future growth of JD.”

“This is a landmark day for JD and will be transformational for the business.”

Bill Carmichael, Chairman of the Special Committee and Lead Director of the Finish Line Board of Directors said:

“The Special Committee appointed by the Finish Line board recommended and the board voted unanimously to approve entering into this merger agreement. With JD, Finish Line achieves immediate value for its shareholders and moves into a stronger position to compete as part of a global enterprise that leads in our industry.”

Sam Sato, Chief Executive Officer of Finish Line said:

“Finish Line has long admired JD and their commitment to serve customers with premium brands through a unique and innovative retail experience. We are thrilled to partner with them and look forward to realizing the impact we will have on the marketplace together.”

Notes:

(1) Valuation of Finish Line’s total equity is calculated on a fully-diluted basis.

(2) Conversion of $ figures to £ in this announcement are at an exchange rate of $1.41: £1.00 and are subject to approximate rounding upon conversion.

(3) Finish Line’s figures are presented for the 52 week period ended 25 February 2017 and 53 week period ended 3 March 2018.

(4) Financial figures in respect of Finish Line are taken from Finish Line’s US GAAP SEC filings for the relevant periods and so are presented under Finish Line’s US GAAP accounting policies.

(5) The legal document entered into between JD and Finish Line is referred to as a Merger Agreement in the US. References to “merger” within this document relate to the Acquisition of 100% of the Finish Line share capital by JD.

Enquiries:

JD Sports Fashion Plc	Tel: 0161 767 1000
Peter Cowgill, Executive Chairman
Brian Small, Chief Financial Officer

MHP Communications	Tel: 0203 128 8100
Andrew Jaques
Barnaby Fry

Information on Finish Line

Finish Line is one of the largest retailers of premium multi branded athletic footwear, apparel and accessories in the US. It is listed on the NASDAQ stock exchange with a market capitalisation of approximately $425 million (approximately £301 million), as at 23 March 2018, being the last practicable date prior to the publication of this announcement. Headquartered in Indianapolis, Finish Line operates 556 Finish Line branded retail stores, typically in mall-based locations, across 44 US states and Puerto Rico. Finish Line also operates an e-commerce website.

Finish Line retails men’s, women’s and children’s athletic footwear, as well as an assortment of apparel and accessories. Brand names offered by Finish Line include Nike, Brand Jordan, Adidas, Under Armour, Puma, New Balance and other globally recognised premium sports brands.

Additionally, Finish Line is the exclusive retailer of athletic shoes, both in-store and online, in Macy’s, one of the US’ premier retailers. Among other things, Finish Line is responsible for the athletic footwear assortment at most of Macy’s locations, through Finish Line branded and unbranded concessions, and at www.macys.com. As at 3 March 2018, Finish Line operated 375 Finish Line branded and 188 unbranded concessions in Macy’s department stores in 38 US states, the District of Columbia, Puerto Rico and Guam. These concessions retail men’s, women’s and children’s athletic shoes as well as a small assortment of accessories. Brand names offered in these concessions include, amongst others, Nike, Skechers, Converse, Puma, New Balance and Adidas.

For Finish Line’s year ended 25 February 2017, Finish Line had revenues of $1.84 billion (£1.30 billion), of which footwear accounted for 93%, operating income of $54 million (£38 million), profit before tax of $54 million (£38 million) and gross assets were $746 million (£529 million). For Finish Line’s year ended 3 March 2018, Finish Line had revenues of $1.84 billion (£1.30 billion).

Finish Line is due to report its unaudited financial performance for the 53 week period ended 3 March 2018 to the NASDAQ stock exchange on 29 March 2018 (with those results being formally filed in April 2018).

At 3 March 2018, Finish Line employed a total of approximately 13,000 persons, 3,700 of whom were in full-time employment with the balance in part-time employment.

Background to and reasons for the Acquisition

The Acquisition is fully aligned with the Company’s well established focus of acquiring businesses which have relevance to the Company’s core strength and the capability of enhancing profitability.

Finish Line’s retail offering is almost entirely based in the US which, with a population in excess of 300 million people, is the largest sportswear market in the World and it is where sneaker culture was created and the athleisure trend originated.

The US is also the home of Nike, the largest global sportswear brand and a key supplier to both the Company and Finish Line.

Given the importance of the market in the global sportswear industry, the Company has long identified and researched the US market as a key expansion target to maintain its own growth strategy.

The scale of the Finish Line business represents a highly attractive opportunity for the Company to gain a significant physical and online retail presence in the US; a presence which the Directors of the Company believe it could not achieve, in the short to medium term, through organic means alone.

The Acquisition is expected to significantly increase the global scale of the Company and therefore its importance to its major international brand partners. The combined purchasing power of the Company and Finish Line, coupled with strategic alignment in North America with the major international sportswear brands, is expected to enable the Company, following completion, to bring a highly differentiated multi-channel retail proposition to the market. The Directors of the Company believe that they will be able to bring new and differentiated product to the US market through the opening of a number of JD branded stores and accelerated refurbishment of the Finish Line stores. Additionally, the Company intends to work with Finish Line’s management to continue to consolidate Finish Line’s retail estate and improve its retail offer.

Financial effects of the Acquisition

Financial and commercial terms

The Company has entered into the Acquisition agreement to acquire Finish Line for $13.50 per Finish Line share in cash, valuing Finish Line’s total equity at approximately $558 million (approximately £396 million). The terms of the Acquisition represent a premium of 28% to the closing price of Finish Line’s shares of $10.55 on 23 March 2018 (being the last practicable date before the publication of this announcement).

Synergies and integration

The distinct geographies and markets in which the Finish Line and the JD businesses operate demand their own dedicated teams which the Directors of the Company do not believe would benefit from rationalisation. As such, the Directors of the Company do not envisage any significant adjustments to the headcounts of either the Finish Line or the Company’s businesses as a result of the Acquisition and it is intended that the existing senior management team of Finish Line, led by Sam Sato (CEO), will continue to lead the Finish Line business with oversight and input from the Company’s executive and senior management.

Finish Line will be delisted from the NASDAQ stock exchange following Completion.

Financing the Acquisition

As set out above, under the terms of the Acquisition, Finish Line shareholders will receive $13.50 per Finish Line share in cash, valuing Finish Line’s total equity at approximately $558 million (approximately £396 million). This is to be funded as follows:

•	$150 million of funding will be provided through leveraging the Finish Line balance sheet (with Finish Line’s existing revolving credit facility of $125 million being terminated on completion of the Acquisition) via a new asset based lending (“ABL”) facility of $315 million with PNC Bank, National Association to be underwritten by PNC Capital Markets LLC; and

•	the Acquisition cost balance of $408 million will be drawn down against a new revolving credit facility (“New RCF”).

The total ABL facility to be syndicated by PNC Capital Markets LLC will be for $315 million (with syndication subject to final documentation). The available balance will be used to provide working capital headroom for the Finish Line business post-acquisition. The ABL facility will be secured through a first ranking charge against substantially all of the assets of Finish Line and its subsidiaries. Capital and interest charges relating to the ABL funding will be financed in the US by Finish Line with no recourse to JD’s core UK business for this debt.

Prior to the completion of the Acquisition, the existing £215 million revolving credit facility (“JD RCF”) will be replaced with the New RCF, consisting of a £400 million revolving credit facility with a £25 million ancillary sub-facility. The New RCF is jointly underwritten by Barclays and HSBC Bank. The existing JD RCF has been largely unutilised since agreement in September 2015, with the Company’s working capital cycle, capital expenditure and other cash costs being financed from cash reserves.

Earnings per share and other financial information

The Acquisition is anticipated to make a small incremental positive contribution to the Company’s results and earnings per share in the period to 2 February 2019. Thereafter, the longer term financial benefit derived from the Acquisition will depend on how quickly JD can, alongside Finish Line management, make changes to the Finish Line business and improve the retail offer.

Dividend policy

Following completion of the Acquisition and subject to the trading prospects being satisfactory, the Board of the Company intends to continue its approach of looking to strike a fair balance for shareholders with appropriate capital retained to facilitate ongoing investment and developments which will drive growth in the business over the longer term.

Steps to completion

The Acquisition constitutes a Class 1 transaction for the Company, and therefore, under the UK Listing Rules, will require approval by the Company’s shareholders. JD will, in due course, send a circular to its shareholders convening a meeting to approve the Acquisition (the “Circular”). The JD board is unanimous in its recommendation of the Acquisition.

Irrevocable undertakings

The Company has received an irrevocable undertaking from Pentland Group Plc to vote in favour of the resolution to approve the Acquisition (the “Resolution”) in respect of their entire holding in the Company, representing approximately 57.47% of the Company’s issued share capital.

Furthermore, all the Directors of the Company who hold ordinary shares of 0.25p each in the capital of the Company (”Ordinary Shares”) have provided irrevocable undertakings to vote in favour of the Resolution in respect of their respective holdings of, in aggregate, 8,924,260 Ordinary Shares, representing approximately 0.92% of the Company’s issued share capital.

Accordingly, the Company has, in aggregate, received irrevocable undertakings to vote in favour of the Resolution in respect of 568,198,700 Ordinary Shares, representing approximately 58.39% of the

Company’s issued share capital.

Summarised Principal terms of the Acquisition

Closing conditions

The Acquisition agreement contains a number of additional, customary conditions which must be satisfied by one or both of the parties prior to the closing of the Acquisition, including:

•	The approval by the holders of a majority of the issued and outstanding Finish Line shares;

•	The expiration of the 30 days’ waiting period after the submission of anti-trust filings by both Finish Line and the Company under the US federal anti-trust laws, which must be filed no later than 10 business days from the signing of the Acquisition agreement, without any request for additional information being made by the US anti-trust authorities during such 30 days’ period;

•	The absence of a company material adverse effect in the period between the signing of the Acquisition agreement and the closing of the Acquisition; and

•	The continuing accuracy of a number of representations and warranties which are customary in a transaction of this nature.

In light of the approval processes required for both JD and Finish Line, we anticipate that completion will take place no earlier than June 2018.

Non-Solicitation

The Acquisition agreement contains a non-solicitation or “no shop” obligation, pursuant to which (subject to certain exceptions with respect to a Superior Proposal described below) Finish Line is required to, among other customary restrictions, (i) cease discussions regarding Alternative Transaction Proposals (as described below), (ii) not solicit or encourage proposals that constitute, or would reasonably be expected to lead to, an Alternative Transaction Proposal, (iii) maintain its recommendation to the holders of Finish Line shares to approve the Acquisition and not recommend the approval of any Alternative Transaction Proposal.

“Alternative Transaction Proposal” under the Acquisition agreement would include a proposal relating to a third party:

a)	acquiring (i) at least 15% of the aggregate voting power of Finish Line or any of its subsidiaries (by merger, issuance, transfer or similar transaction), or (ii) at least 15% of the assets of Finish Line or any of its subsidiaries (calculated based on fair market value or the percentage of revenue or net income attributable to such assets),

b)	otherwise obtaining the power to direct management (whether by the acquisition of voting rights, by contract or otherwise), or

c)	through any other transaction with similar effects.

“Superior Proposal” under the Acquisition agreement would include a bona fide written Alternative Transaction Proposal (with the references in clause (a) of such definition to “15%” being replaced by “85%”, and the reference to “at least 15% of the assets” in clause (b) thereof being replaced by “the majority of assets”) which the Finish Line Board determines in good faith (after consultation with its outside legal counsel and an independent financial adviser), taking into account, to the extent the Finish

Line Board deems relevant, all legal, financial, regulatory, financing, conditionality, timing and other aspects of such Alternative Transaction Proposal and the Acquisition (including any revisions thereto proposed by JD in response to such Alternative Transaction Proposal), to be more favourable to the holders of Finish Line stock (compared to the Acquisition) from a financial point of view and taking into account the likelihood and timing of consummation in accordance with its terms.

Expense reimbursement

Finish Line must reimburse JD’s reasonable and documented out-of-pocket fees and expenses incurred in connection with the contemplated Acquisition up to $5.6 million (the “Expense Reimbursement”) if:

a)	either party terminates the Acquisition agreement because the consummation of the Acquisition has not occurred on or before September 25, 2018 and, prior to such termination, an Alternative Transaction Proposal has been made;

b)	JD terminates the Acquisition agreement because (each such termination, a “Specified Termination”):

(i)	Finish Line shall have not obtained the necessary shareholder approval at its shareholder meeting or any adjournment thereof;

(ii)	Finish Line’s board of directors has withdrawn, changed or qualified its recommendation of the Acquisition to its shareholders;

(iii)	Finish Line has breached its “no shop” obligations;

(iv)	of uncured material breaches of the Acquisition agreement by Finish Line.

Termination fees

Finish Line must pay a termination fee of $28.0 million (minus any Expense Reimbursement previously paid) to JD in the event the Acquisition agreement is terminated in connection with:

a)	Finish Line’s acceptance of a Superior Proposal,

b)	Finish Line’s board of directors has withdrawn, changed or qualified its recommendation of the Acquisition to its shareholders, or Finish Line has breached its “no shop” obligations, or

c)	A Specified Termination, in the event that within twelve (12) months of such termination Finish Line enters into an agreement with respect to an Alternative Transaction Proposal (with the references in such terms definition to “15%” being replaced by “50%”),

Full details of the terms of the Acquisition agreement will be set out in the Circular, Finish Line proxy statement and other filings, as referred to in “Additional Information for Shareholders” below. The terms and provisions summarised herein are qualified in their entirety by the documentation referred to therein.

Advisers to JD and Finish Line include:

Adviser	Role
Barclays	Lead adviser to JD and joint underwriter of the RCF
HSBC Bank	Joint underwriter of the RCF
PNC Bank, National Association/ PNC Capital Markets LLC	Sole administrative agent underwriting the ABL
Hughes Hubbard & Reed LLP	US counsel to JD
Taft Stettinius & Hollister LLP	US counsel to JD
Addleshaw Goddard LLP	UK counsel to JD
Investec Bank plc	Sponsor and joint corporate broker to JD
Peel Hunt	Joint corporate broker to JD

Adviser	Role
Deloitte LLP (UK)	Financial adviser to JD
KPMG	Reporting accountant
PJ SOLOMON	Lead financial adviser to Finish Line’s Special Committee of the Board of Directors
Barnes & Thornburg LLP	Legal counsel to Finish Line
Houlihan Lokey	Financial adviser to Finish Line’s Special Committee of the Board of Directors
Faegre Baker Daniels LLP	Legal counsel to Finish Line’s Special Committee of the Board of Directors

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulations (EU) No. 596/2014 (“MAR”) and is disclosed in accordance with the Company’s obligations under Article 17 of MAR.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain “forward-looking statements” concerning JD and Finish Line. All statements other than statements of historical fact included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “will”, “may”, “targets”, “plans”, “continues”, “believes”, “expects”, “intends”, “anticipates”, “aims”, “estimates” or words or terms of similar substance or the negative thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of JD’s or Finish Line’s operations; and (iii) the effects of government regulation on JD’s or Finish Line’s business.

Such “forward looking statements” are intended to be covered by the safe harbor for “forward-looking statements” provided by the US Private Securities Litigation Reform Act of 1995.

The forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of JD or of Finish Line and are generally beyond the control of JD or Finish Line. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied to differ materially from those expressed in the forward-looking statements. Risks and uncertainties include, but are not limited to: the failure of the proposed transaction to complete/close in a timely manner or at all; the effects of the announcement or pendency of the proposed transaction on the Company and its business; the nature, cost, and outcome of any litigation related to the proposed transaction; general economic conditions; fluctuations in energy prices, resulting in changes in consumer spending as well as increases in utility, freight, and product costs; product demand and market acceptance risks; the effect of competitive products and pricing; loss of key employees; cybersecurity risks, including breach of customer data; the potential impact of legal or regulatory changes; interest rate levels; the impact of inflation; a major failure of technology and information systems. If any of these risks or uncertainties materialises or if any of the assumptions underlying such forward-looking statements proves to be incorrect, the developments and future events concerning Finish Line and JD set forth in this press release may differ materially from those expressed or implied by these forward-looking statements.

These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to JD or Finish Line or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

All forward-looking statements included in this document are based on information available to the relevant parties on the date hereof. Investors should not place undue reliance on forward-looking statements, and none of JD or Finish Line nor their respective directors or officers undertakes any obligation in respect of, and do not intend to update or revise, any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required to do so by applicable laws and regulations.

Investec Bank plc (“Investec”) is authorised by the Prudential Regulatory Authority (the “PRA”) and regulated in the United Kingdom by the PRA and the Financial Conduct Authority (“FCA”) and is acting exclusively for the Company and no one else in connection with the Acquisition or any other matters referred to in this Announcement and will not regard any other person as a client (whether or not a recipient of this Announcement) in relation to the Acquisition or any other matters referred to in this Announcement and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matters referred to in this Announcement.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the PRA and regulated in the United Kingdom by the PRA and the FCA, is acting as financial adviser exclusively for JD Sports Fashion PLC and no one else in connection with the Acquisition and will not be responsible to anyone other than JD Sports Fashion PLC for providing the protections afforded to clients of Barclays nor for providing advice in relation to the Acquisition or any other matter referred to in this announcement.

Additional Information for Shareholders

This document relates to the Acquisition. The proposed Acquisition will be submitted to Finish Line’s and JD’s shareholders for their consideration and approval. In connection with the Acquisition, Finish Line and JD will file relevant materials with (i) in relation to Finish Line, the SEC in the US, including a proxy statement of Finish Line, and (ii) in relation to JD, the UK Listing Authority (“UKLA”) in the U.K., including the Circular. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of Finish Line, and the Circular will be mailed to the shareholders of JD.

This document is not a substitute for the proxy statement, Circular, or other document(s) that Finish Line may file with the SEC and/or JD may file with the UKLA in connection with the proposed transaction. FINISH LINE’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE U.S. PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE U.S. SEC AND JD’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE U.K. CIRCULAR REGARDING THE ACQUISITION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FINISH LINE, JD, AND THE PROPOSED MERGER TRANSACTION ITSELF THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE ACQUISITION.

Finish Line’s shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Finish Line’s shareholders also will be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Finish Line, Inc., 3308 N. Mitthoeffer Road, Indianapolis, Indiana 46235, Attention: Corporate Secretary, or by calling (317) 899-1022, or from Finish Line’s website at www.finishline.com under the tab “Investor Relations – Financials & SEC Filings.” The information available through Finish Line’s website is not and shall not be deemed part of this document or incorporated by reference into other filings Finish Line makes with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

JD’s shareholders will be able to obtain a copy of the Circular (when available) from JD’s website at www.jdplc.com

Finish Line, JD, and their respective directors and certain of their officers may be deemed to be participants in the solicitation of proxies from Finish Line’s shareholders with respect to the special meeting of shareholders that will be held to consider the matters to be approved by Finish Line’s shareholders in connection with the merger transaction. Information about Finish Line’s directors and executive officers and their ownership of Finish Line’s common stock is set forth in the proxy statement for Finish Line’s 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on June 2, 2017. Shareholders may obtain additional information regarding the interests of Finish Line and its directors and executive officers in the proposed merger, which may be different than those of Finish Line’s shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed merger, when filed with the SEC.

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